SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS SECOND QUARTER 2003 RESULTS

São Paulo, August 11, 2003 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the second quarter 2003 (2Q03). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev’s Brazilian Operations is comprised of the Brazilian Beer Segment, the Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Segment and the Other Products Segment. AmBev’s Consolidated Operations are comprised of AmBev’s Brazilian Operations and its International Operations, which include AmBev’s 40.9% economic stake in Quinsa and other International Operations (notably Venezuela). Comparisons, unless otherwise stated, refer to the second quarter of 2002 (2Q02).

OPERATING AND FINANCIAL HIGHLIGHTS

• Brazilian beer sales volume grew 2.5%; net sales/hl rose 9.8% to R$100.8 • Brazilian beer market share increased to 70.1% in June compared to 69.4% in March 2003

• While overall soft drink sales volume remained stable yoy, our core portfolio grew by 10.0%; net sales/hl increased by 15.5% to R$67.2; Pepsi Twist accounted for 10.3% of our CSD sales mix

• Net sales for the Brazilian operations grew 14.1%, reaching R$1,678.7 million

• EBITDA for the Brazilian operations grew by 13.0% to R$525.9 million; AmBev’s consolidated EBITDA reached R$550.9 million, 16.8% higher than pro-forma second quarter 2002

• We identified additional cost savings opportunities in real terms – discounting the depreciation of the currency and inflation – and we now expect savings between R$200-R$250 million in 2003 versus 2002

• EPADR was R$0.34, or US$0.11, for the second quarter

Table 1: Financial Highlights                                                                                           %
R$ millions                                                              2Q03*                 2Q02*                 change
AmBev - Brazilian Operations *
Net Sales                                                                 1,678.7             1,470.7                  14.1%
Gross Profit                                                                806.9               747.1                   8.0%
EBIT                                                                        369.3               306.5                  20.5%
EBITDA                                                                      525.9               465.5                  13.0%
------------------------------------------------------------------------------------------------------------------------------------
AmBev - Consolidated
Net Sales                                                                 1,867.8             1,656.7                  12.7%
Gross Profit                                                                885.5               806.1                   9.8%
EBIT                                                                        365.3               283.7                  28.7%
EBITDA                                                                      550.9               471.7                  16.8%
Net Income                                                                  128.5                  NA                     NM
EPADR (R$/ADR)                                                               0.34                  NA                     NM
EPADR (US$/ADR)                                                              0.11                  NA                     NM
------------------------------------------------------------------------------------------------------------------------------------
Values may not add due to rounding.  NA Not Available.  NM Not Meaningful.  Average exchange rate used for 2Q03 is  R$2.99=US$1.00  and
R$2.50=US$1.00  for 2Q02. Total number of shares as of June 30, 2003 = 38,537,333,762.  Shares in treasury on the same date amounted to
504,034,593  including  shares held by CBB in  treasury.  Per share  calculation  based on number of existing  shares  minus  shares in treasury. * The analysis of AmBev's Brazilian  operations for 2Q03 and 2Q02, as well as of AmBev's consolidated  financials for 2Q02 is based on pro-forma figures.

Comments from Marcel Telles, Co-Chairman of AmBev’s Board of Directors:

“Despite a very challenging environment, characterized by significant depreciation of the local currency yoy (including the impact of our hedging policy), inflationary pressures, the increase in taxation, and a major increase in the cost of some commodities (e.g. corn, malt and sugar), AmBev’s Brazilian operations reported a 13.0% EBITDA growth yoy in the quarter. This is the result of AmBev’s focus on its strategic pillars such as, revenue management, a permanent commitment to keep a tight grip on costs and expenses, investment in its brands, improvements in distribution among other initiatives.

From a market perspective, during the quarter sales volumes of beer increased by 2.5%, while sales of soft drinks remained essentially flat (the core CSD portfolio was up 10.0% yoy). Market share in both segments increased relative to March 2003, illustrating the company’s successful point-of-sale execution.

More importantly, as a result of the company’s culture, its permanent wish to excel, even during a tough environment, and its ability to adjust the ship’s direction if necessary, we undertook several measures and accelerated the implementation of some projects that should translate into important savings throughout the second half of 2003. We identified additional opportunities in cost savings in real terms – discounting the depreciation of the currency and inflation – and, we now expect savings between R$200.0-R$250.0 million in 2003 versus 2002.

Regarding our International Operations, once again we are very pleased with our performance and excited about the prospects going forward. International operations generated an EBITDA of R$25.0 million in the quarter, with Quinsa’s proportional consolidation contributing R$30.3 million. We remain confident that the combination of the best people and best processes between Quinsa and AmBev should generate significant synergies not only on the cost and expenses front, but also top line growth, as already evidenced in the last two quarters.”

COST AND EXPENSES SAVINGS COMMITMENT – WHAT HAS CHANGED?

Back in 2002 the company announced its expectations to generate cost and expense savings in real terms of between R$150.0-R$200.0 million. Although in the first quarter 2003 AmBev achieved real savings of roughly R$154.8 million, it decided to keep its original commitment unchanged at that stage. Moreover, it added that savings were expected to be concentrated in the first half of 2003 and that future savings would be concentrated on the cash COGS front. The company decided to adopt this conservative and prudent approach, as at that time management was still assessing several variables (e.g. inflation and foreign exchange rate) and its impact on AmBev’s operations. For the second quarter 2003, based on AmBev’s same methodology to calculate real savings, the company reported a cost increase of R$6.4 million. This is the result of real savings on the cash SG&A front of R$35.1 million and a cost increase in real terms of R$41.5 million on the cash COGS front, fully explained by the impact of its currency hedging policy – the negative impact of the currency hedge was R$41.0 million in the quarter.

That said, what has changed? Three things happened: 1) projections for foreign exchange and inflation changed between the second quarter 2003 and the first quarter 2003, which obviously impact the company’s operations; 2) AmBev witnessed a peak in the cost of some commodities during the second quarter 2003, and it is now seeing a more favorable behavior of these commodity prices; and, finally, 3) AmBev decided to accelerate the implementation of several measures and projects to improve profitability, such as a new initiatives to optimize transportation between suppliers, plants, and distributors (some of these initiatives will be discussed at length in the COGS section).

By adjusting the company’s expectations by these factors, we identified additional opportunities in cost savings in real terms – discounting the depreciation of the currency and inflation – and, we now expect savings between R$200.0-R$250.0 million in 2003 versus 2002. Going forward, although we expect them to be slightly more concentrated on the cash COGS front, given the important savings witnessed on the cash SG&A front to date, the mix between savings on the COGS and SG&A fronts for 2003 should change. Real savings on the SG&A front already exceeded our initial expectations due to better negotiation with suppliers, more efficient spend and a tight grip on expenses despite the surge in inflation.

DISCLOSURE POLICY — NO CHANGES

There are NO changes in our reporting methodology. Changes had been introduced in our first quarter 2003 earnings release on May 9, 2003 (www.ambev-ir.com). In the next few paragraphs we summarize the major changes introduced in the first quarter 2003 earnings release:

Consolidation of Quinsa: Second quarter 2003 consolidated results include line by line proportional consolidation of our 40.9% economic interest in Quinsa, including AmBev’s Southern Cone beer assets that were transferred to Quinsa as part of the transaction. To allow comparability, we constructed a pro-forma consolidated income statement for the second quarter 2002 up to EBITDA based on the same criteria.

Operating Performance by Business Segment: AmBev’s quarterly results are grouped in four segments, namely: Brazilian Beer Business; Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Businesses, Other Products and International Operations. The analysis of the first three segments provides information about the Brazilian operations (AmBev Brazil), whilst the analysis of International Operations provides an overview of our investment in Quinsa and other operations abroad (to date mainly Venezuela). In light of the reporting methodology already introduced in first quarter 2003 the EBITDA of R$471.5 million that AmBev originally reported back in second quarter 2002 was reduced by a modest R$6.0 million (roughly 1% of reported EBITDA in the press release of second quarter 2002). This R$6.0 million EBITDA was transferred to AmBev’s International Operations segment.

CSD and Non-Alcoholic Non-Carbonated Beverages (Nanc): The Brazilian CSD business was combined with the Brazilian Nanc Business. Historical quarterly information for Nanc volumes between 1999 and 2002 is available in our Form 20-F/A filed with the SEC.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

EBITDA in the Brazilian Beer segment reached R$468.2 million in the second quarter 2003, representing a 6.9% growth yoy. On the positive side, profitability benefited from top line growth, some cost savings and its commitment to keep a tight grip on SG&A expenses. Unfortunately, however, these positive effects were fully offset by 1) the impact of the depreciation of the currency yoy, including the cost of our hedging policy 2) inflationary pressures over our local currency denominated costs, and 3) an increase in the cost of some commodities, some of them whose prices peaked in second quarter 2003, such as malt and corn.

Net sales rose by 12.5% to R$1,321.3 million from R$1,174.5 million in the same period last year. Net sales per hectoliter reached R$100.8, up 9.8% from R$91.8 in the second quarter 2002. Volumes rose by 2.5% yoy. The 9.8% yoy increase in net sales per hectoliter is not only a consequence of the price adjustment that occurred in late October 2002 to compensate for the effect of higher dollar-linked variable costs, but also the result of other strategic revenue management initiatives executed by the company. In line with AmBev’s strategy to improve revenues and drive profitability, the sales mix of the company continues to improve, as already witnessed in the first quarter 2003. In the mainstream segment, Skol accounted for 56.3% of volumes during the quarter versus 54.3% in the year-ago quarter.

In addition, the increase in net sales per hectoliter yoy is also a consequence of the increase in the proportion of direct distribution, which accounted for 29.7% of sales this quarter versus 26.4% in the second quarter 2002, evidencing the company’s progress in improving direct distribution. Despite the positive performance concerning revenues per hl yoy, in regards to first quarter 2003 revenues remained essentially flat, as slightly better pricing and more direct distribution – 29.7% versus 27.8% in first quarter 2003 – were offset by higher taxation (several states raised VAT taxes during second quarter) and a change in the company’s sales mix towards returnable bottles, which contribute lower revenue per hl, but higher profitability.

---------------------------------------------------
    Beer Brazil 2Q03 Highlights
---------------------------------------------------
Sales Volume                                 +2.5%
Net Sales/hl                                 +9.8%
Gross Profit                                 +7.0%
EBITDA                                       +6.9%
EBITDA/hl                                    +4.3%
EBITDA margin                                35.4%
Market Share*                              +0.7 pp
* Versus March 2003.
---------------------------------------------------

Sales volume grew by 2.5% yoy in the quarter. When combined with the performance witnessed during the first quarter 2003, beer volumes grew by 4.0% in the first half 2003 versus the same period of 2002. Market share in June reached 70.1% versus 69.4% in March 2003. Comparing June 2003 to March 2003 the company was able to increase its market share for Skol, Brahma and Antarctica by 0.1%, 0.3% and 0.5%, respectively, evidencing that AmBev’s permanent focus on improving execution at the point of sale coupled with investments in its brands continues to yield favorable results. AmBev has the three leading brands in the Brazilian beer market. Importantly, the company was also able to further increase its market share in bars to 74.2% in June 2003.

Cost of goods sold per hectoliter excluding depreciation (cash COGS) increased by 22.0% yoy to R$43.0. The increase in cash COGS is primarily a consequence of: 1) the depreciation of the Brazilian currency between the second quarter 2002 and the second quarter 2003 (36.2%), including the additional impact of our hedging policy and 2) inflationary pressures (double-digit rates using the IPCA). In addition, costs were also negatively impacted by a price increase of some dollar-denominated commodities (notably corn, sugar and malt), some of them whose prices peaked during second quarter 2003 and, to a lesser extent, by an increase in other indirect production costs (e.g. electricity, oil and natural gas). The negative impacts of the factors listed previously – excluding currency depreciation and inflation — were almost fully offset by AmBev’s efforts to improve efficiency, which resulted in: 1) a reduction in consumption of raw material; 2) lower packaging (cans) costs; 3) a reduction in labor costs; and, 4) a reduction in fixed costs among others.

Concerning the hedge of our variable costs FX exposure, structured to eliminate currency volatility from our results, AmBev’s beer production costs during the quarter were R$29.2 million higher than they would have been without the currency hedge. This amount is the difference between the average spot exchange rate in the quarter of R$2.99=US$1.00 and AmBev’s cash COGS locked in exchange rate in the quarter of R$3.31=US$1.00, adjusted for the company’s cost structure and volumes in the quarter. We are including this loss to calculate the commitment to generate real savings in 2003 versus 2002.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$356.4 million in the quarter, 1.2% higher than the R$352.2 million reported in the second quarter 2002. The modest increase in the absolute amount of SG&A expenses is the result of a combination of factors. Direct distribution expenses increased reflecting higher direct sales volumes yoy and more sales through bars and restaurants versus the second quarter of 2002. Moreover, G&A expenses increased as a consequence of higher information technology expenses (some of them one-time) and higher personnel expenses (note that this increase is accompanied by a reduction in personnel expenses in the field). On the other hand, selling expenses declined due to more efficient marketing spend, the postponement of some expenses, lower bad debt provisions and higher marketing rebates from third parties. Depreciation and amortization remained almost stable yoy.

EBIT totaled R$343.0 million, 13.8% higher than the R$301.2 million reported in the second quarter 2002. EBIT margin was 26.0%, almost stable relative to 25.7% reported in the second quarter 2002. EBITDA grew 6.9%, reaching R$468.2 million with an EBITDA margin of 35.4%. Brazilian beer EBITDA accounted for 89.0% of the total EBITDA of Brazilian operations versus 94.1% in the second quarter of 2002. Considering AmBev’s total consolidated EBITDA (Brazilian Operations + International Operations), Brazilian beer EBITDA accounted for 85.0% in the second quarter 2003.

Brazilian Soft Drinks (CSD) and Non- Alcoholic Non-Carbonated Beverages (Nanc)

Soft Drinks (CSD)

Soft drinks’ profitability continues to improve significantly as a result of AmBev’s strategy to focus on the “right fews”, while concentrating sales on higher value-added products. EBITDA in the quarter reached R$38.9 million, almost three times the year ago quarter. EBITDA margin in the second quarter achieved 14.2%, 870 basis points above the same period of 2002. Profitability continues to be positively affected by AmBev’s policy to reduce the price gap to the market leader and its focus on the Guaraná and Pepsi portfolios. This strategy more than offset the impact of the depreciation of the currency (including the additional impact of our hedging policy), inflationary pressures and the increase in some commodity prices (notably sugar and PET resin).

In the second quarter 2003, overall sales volumes remained almost stable yoy at 4,075,576 hectoliters versus 4,091,396 hectoliters in second quarter 2002. Importantly, however, sales volumes of the Guaraná Antarctica and the Pepsi families – the so-called core portfolio – rose 10.0% in the quarter relative to the same period of 2002. Market share in the soft drinks segment increased to 17.4% in June 2003, up 160 basis points versus the prior quarter. Market share of Guaraná Antarctica at 8.5% this second quarter was up 70 basis points relative to March 2003, and Pepsi’s share grew by 90 basis points to 6.1% from 5.2% due to the Pepsi Twist effect.

Net sales per hectoliter in the quarter grew 15.5% to R$67.2. Compared to first quarter 2003, net sales per hl declined by 0.6% mainly as a result of a change in the sales mix towards PET presentation and higher taxation.

Cost of goods sold per hectoliter, excluding depreciation, increased by 12.8% to R$44.6, mainly driven by the depreciation of the currency (including the additional impact of our hedging policy) in the last 12 months, the increase in the price of some dollar-linked costs (primarily sugar and PET resin) and the increase in other indirect costs. These effects were partially compensated by the change in the sales mix and AmBev’s focus to reduce costs, which resulted in lower labor costs and fixed costs.

---------------------------------------------
         CSD + Nanc 2Q03 Highlights
---------------------------------------------
CSD
Guaraná + Pepsi (vol)                 +10.0%
Total CSD volume                       -0.4%
Net Sales/hl                          +15.5%
Gross Profit                          +24.4%
EBITDA                               +198.0%
EBITDA/hl                            +199.1%
EBITDA margin                          14.2%
                                      +8.7pp

Nanc
Total Nanc volume                     -14.6%
Net Sales/hl                          +19.1%
Gross Profit                           +1.9%
EBITDA                                  n.m.
EBITDA/hl                               n.m.
EBITDA margin                           0.4%
---------------------------------------------

Concerning the hedge of our variable costs FX exposure, during the quarter AmBev’s CSD production costs were R$11.8 million higher than they would have been without the currency hedge. This amount is the difference between the average spot exchange rate in the quarter of R$2.99=US$1.00 and AmBev’s cash COGS locked in exchange rate in the quarter of R$3.31=US$1.00, adjusted for the company’s cost structure and volumes in the quarter. We are including this loss in the calculation of the commitment to generate real savings in 2003 versus 2002.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$74.2 million in the quarter, an amount that is fairly stable relative to the R$73.5 million figure reported in the second quarter 2002. More efficient marketing spend and other savings compensated for the effect of an increase in direct distribution expenses and higher depreciation.

EBIT for the segment this quarter was R$10.2 million. This compares with a negative R$5.7 million in second quarter 2002. EBITDA was R$38.9 million compared to R$13.0 million in the second quarter of 2002.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Nanc net sales reached R$27.1 million, remaining almost flat relative to the year-ago quarter (R$26.7 million). Except for Gatorade, Nanc sales volumes (e.g. Lipton Ice Tea, water, etc.) declined year over year. The decline in sales volumes was offset by higher net revenues per hectoliter due to a better brand mix.

EBITDA was breakeven — R$0.1 million — for the quarter versus a loss of R$1.4 million in second quarter 2002. The improvement in the EBITDA yoy is a consequence of stronger profitability in Gatorade and water.

Other Products Brazil

This segment is comprised of malt sales to third parties and by-products. Net sales for the second quarter of 2003 amounted to R$56.3 million, 79.9% above the same period last year, basically due to higher sales of malt. EBITDA from this segment was R$18.7 million versus R$15.8 million in the second quarter 2002. The increase in the EBITDA is directly related to higher sales of malt to third parties.

International Operations

Note: Reflecting the change in the company’s disclosure policy implemented in the first quarter 2003, AmBev’s international operations include its proportional stake (40.9%) in Quinsa as well as AmBev’s other international operations, currently Venezuela. The increase in our economic interest in Quinsa to 40.9% in the second quarter 2003 from 40.5% in the first quarter 2003 is due to the purchase of additional class B shares of Quinsa in the marketplace during the quarter, as contemplated in the AmBev/Quinsa shareholders’ agreement. The 40.9% economic interest represents AmBev’s average stake during the quarter, although each month of operations was consolidated at the appropriate percentage of ownership.

Second quarter 2002 pro-forma financials were adjusted by the “minorista” inflation up to June 2003 and then converted into US dollars at the prevailing exchange rate. There are certain differences between Luxembourg GAAP and Brazilian GAAP. However, there was a major downward adjustment in Quinsa’s second quarter 2002 EBITDA in Luxembourg GAAP as a result of a change in the company’s accounting policy (please refer to Quinsa’s first quarter press release for additional information). The change in the method of allocating fixed costs and expenses to interim periods throughout the year reduced Quinsa’s second quarter 2002 EBITDA by US$15.1 million (the amount originally reported in the press release for the second quarter 2002 was reduced downward by this amount).

As a result of the differences between Brazilian GAAP and Luxembourg GAAP, as well as due to some temporary adjustments in the accounting policies between Quinsa and AmBev, distortions may exist when comparing Quinsa’s numbers as reported by AmBev with Quinsa’s numbers as reported by Quinsa.

Quinsa Beer

In summary, Quinsa’s operations continue to benefit from a combination of factors. In Argentina, the economic climate, while not expansive, has led to increased consumer confidence and spending. Moreover, the currency appreciated during the quarter. The integration process with AmBev’s former assets continues according to plan. Quinsa already has the capability to produce Brahma at all of its plants and the integration of the sales and distribution networks is progressing well. In Bolivia, despite the devaluation of the local currency, a good economic environment has helped to fuel volume growth (+15.0% yoy), positively impacting profitability. Volumes in Chile were up by 18.1% on the back of strong performance by Quinsa’s Becker brand. Finally, Quinsa’s performance in Uruguay and in Paraguay also improved on the back of increased volumes and synergies stemming from the integration with the former operations of AmBev.

Quinsa’s total beer volumes reached 2,693,000 hl in the second quarter 2003 representing 8.8% volume growth yoy (note that we are using pro-forma figures for second quarter 2002). In Argentina, Quinsa realigned its prices by approximately 10% in March 2003. Moreover, during the quarter, the pricing gap between the Quinsa Cristal brand and the Brahma brand was reduced.

Net revenues in the second quarter 2003 reached US$37.5 million, up 10.3% yoy. The increase in revenues is the result of higher sales volumes, revenue management and the appreciation of the currency in Argentina and Paraguay. Quinsa’s beer gross margin increased to 46.6% in second quarter 2003 from 29.5% in the year-ago quarter. This improvement is not only the result of top line growth in second quarter 2003, but also a consequence of abnormally high inventory costs in Argentina in second quarter 2002. As Quinsa’s functional currency is the US dollar, after the devaluation of the Argentinean Peso in 2002, the company was carrying some expensive inventory that was built-up before of the devaluation. This negatively impacted profitability in 2002, but did not happen in 2003.

Cash SG&A as a percentage of net sales declined to 31.7% in the second quarter 2003 from 36.7% in the second quarter 2002. The decline in SG&A expenses is a result of synergies related to the combination with AmBev and the integration of the soft drinks and the beer businesses (except for the sales force, the remaining structure has been merged), as well as lower labor and personnel expenses.

--------------------------------------------------------------------------------
                       International Beer Highlights*
--------------------------------------------------------------------------------
                                               2Q03          2Q02%
Sales volume (000hl)
Quinsa Beer                                   2,693         2,475         +8.8%
Quinsa CSD                                    1,235         1,129         +9.4%
Venezuela                                       295           313         -5.6%

Net sales per hl (US$/hl)
Quinsa Beer                                    34.1          33.6         +1.4%
Quinsa CSD                                     23.7          24.2         -1.8%
Venezuela                                      52.9          57.3         -7.8%
--------------------------------------------------------------------------------
* Sales volume and revenues/hl correspond to the full Quinsa operation.  However
AmBev just  consolidates  its  proportional  stake (40.9%).  Sales for Venezuela include CSD. In the 2Q02 press release AmBev reported beer volumes for Argentina of  379.000  HL.  This  amount  included  16.000  HL of CSD.  Following  our new reporting  of Quinsa beer and Quinsa CSD we adjusted  our 2Q02  volumes for this effect.

Consolidated EBITDA for beer reached US$10.7 million (R$28.9 million) in the second quarter 2003 versus a pro-forma of US$2.5 million (R$7.9 million) in the year-ago quarter (note again that reported EBITDA in the second quarter 2002 was adjusted downwards due the change in the accounting policy discussed above). EBITDA margin reached 28.4% versus 7.5% in the second quarter 2002. In Brazilian currency, this segment represented 5.2% of AmBev’s consolidated EBITDA.

Quinsa Soft Drinks

On the soft drinks side, profitability continues to benefit from Quinsa’s focus on A-Brands, better pricing and an improvement in the sales mix towards returnable presentations.

Quinsa’s soft drinks volumes reached 1,235,000 hl in the second quarter 2003 representing a 9.4% volume growth yoy. Quinsa’s focus on A-brands has tended to improve the sales mix. Thus, returnable glass has continued to fuel the growth of Pepsi and Seven Up. The combination of these effects and higher sales volumes led to a 7.5% increase in net revenues to US$12.0 million in the second quarter 2003 versus US$11.1 million in second quarter 2002.

Gross margin in the CSD business improved to 20.4% in second quarter 2003 from 9.6% in second quarter 2002. The combination of an improved sales mix and lower inventory costs (note that inventories in second quarter 2002 were also abnormally high in the CSD business due to the devaluation) explain the turnaround in profitability. Cash SG&A as a percentage of net sales declined to 24.7% in the second quarter 2003 from 34.5% in the second quarter 2002. As discussed above, the decline in SG&A expenses is a result of savings related to the integration of the soft drinks and the beer businesses and, benefits of the merger with AmBev.

EBITDA for soft drinks reached US$0.7 million (R$1.4 million) in the second quarter 2003 versus a pro-forma loss of US$1.8 million (R$5.5 million) in the year-ago quarter. EBITDA margin went from a negative 15.8% to a positive 5.6%, a remarkable turnaround considering this is the low season. EBITDA for the segment in Brazilian currency represented less than 1.0% of AmBev’s consolidated EBITDA.

We remain confident that the transaction with Quinsa will result in synergies of about 30% of combined EBITDA in Quinsa’s markets, principally stemming from the areas of: 1) logistics; 2) personnel; 3) marketing; 4) sales; 5) global sourcing; and 6) the cross fertilization of best practices at both companies and revenue management.

Other International Operations

Sales volume (Beer and Malta) in Venezuela declined by 5.6% in the second quarter 2003 relative to the same period of 2002, as our operations continue to be negatively impacted by the economic environment prevailing in that country. For illustrative purposes, sales volumes in the Venezuelan market are estimated to have declined by around 7.0% in the quarter, which indicates that our efforts to improve market share are paying off — AmBev’s market share in Venezuela was at 7.3% in June 2003 versus 7.0% in March 2003. Direct sales accounted for 84.0% of total sales, compared to 80.1% in the second quarter of 2002. Profitability was negatively impacted in the quarter by lower prices and higher marketing expenses. Second quarter 2003 EBITDA was a negative US$1.8 million versus a positive US$1.6 million in the same period of 2002.

AMBEV — CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev Brazil and International Operations results in AmBev’s consolidated financials. Income statements are provided for AmBev’s Brazilian operations as well as for AmBev’s consolidated operations. Consolidated financial statements for second quarter 2002 are pro-forma.

Table 2 — Geographical Definition

AmBev Brazil (1)	Beer Brazil + Soft Drinks & Nanc Brazil + Other Products
International Operations (2)	3 months of Quinsa (including. Southco)(a) + 3 months of Venezuela
AmBev Consolidated=(1)+(2)	-----

________________________________
(a)  SouthCo stands for AmBev’s beer and CSD operations in Argentina, Uruguay and Paraguay. These assets were run by AmBev until January 2003, being transferred to Quinsa after the conclusion of the strategic alliance.

Net Sales

Net sales for the Brazilian operations during the quarter rose 14.1% to R$1,678.7 million due to a combination of higher sales volumes in the beer business and an increase in revenue per hl for beer and soft drinks. Such increase is the result of AmBev’s revenue management initiatives, which include an improvement in the mainstream beer sales mix and also higher core soft drinks sales. Revenues also benefited from an increase in direct distribution yoy.

Net revenues for international operations increased by 1.6% yoy, basically as a consequence of higher sales stemming from Quinsa.

Consolidated net revenues reached R$1,867.8 million in the quarter, up 12.7% relative to the same period of 2002.

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Table 3 -- Net Sales                                                                                                   %
R$ millions                                                                   2Q03*               2Q02*              Change
----------------------------------------------------------------------------------------------------------------------------------
Beer Brazil                                                                   1,321.3             1,174.5              12.5%
Soft Drinks and Nanc                                                            301.2               264.8              13.7%
Other Products                                                                   56.3                31.3              79.9%
Total Brazilian Operations                                                    1,678.7             1,470.7              14.1%
International Operations                                                        189.1               186.1               1.6%
TOTAL - AmBev Consolidated                                                    1,867.8             1,656.7              12.7%
----------------------------------------------------------------------------------------------------------------------------------
Values  may not add due to  rounding.  *The  analysis  of  AmBev's  Brazilian  operations  for 2Q03  and  2Q02,  as well as of  AmBev's consolidated financials for 2Q02 is based on pro-forma figures.

Cost of Goods Sold

Cash cost of goods sold for the Brazilian Operations increased by 25.3% to R$804.0 million in the second quarter of 2003 versus R$641.8 million in the year-ago quarter (on a per hectoliter basis, total cost of goods sold excluding depreciation was R$46.1, 23.4% higher than the second quarter of 2002). Raw material cost per hectoliter increased by 30.0% yoy and packaging costs per hl increased by 19.7%. On top of that, the company also experienced a yoy increase in other costs, including fuel, energy and others.

The major contributors to the increase in cash COGS were 1) the impact of the depreciation of the currency on dollar-linked variable costs (including the impact of the hedge) and 2) inflationary pressures on local currency denominated costs. The simple combination of these effects would have increased our cash COGS per HL by roughly 23.0%.

On top of that, AmBev’s costs were also additionally pressured by: 1) the price increase of some commodities (e.g.: corn prices increased by 38.7% in local currency, European malt prices and sugar prices in US dollars rose by 20.0% and 25.2% yoy, respectively); 2) a price increase in PET resin, which was up 15.0% in dollar terms yoy, reaching a peak in April 2003; and, 3) price increases of indirect costs such as electricity, oil, and natural gas (e.g. natural gas prices rose by 42.0% yoy).

Fortunately, however, the impact of these additional factors were almost fully offset as a consequence of recurring improvements witnessed on several fronts during the quarter. During second quarter 2003 AmBev was able to: 1) increase yields and reduce losses through a higher focus on efficiency on the factory floor (e.g.: loss of beer raw material declined by 19.0% yoy, loss of aluminum cans decreased by 41.0% yoy and, energy consumption fell by 7.0% yoy); 2) increase line efficiency in more than four hundred basis points, which enabled us to reduce the direct labor force by 7.0% yoy, causing labor costs to decline despite inflationary pressures; and 3) further reduce fixed costs through centralization, plant activity optimization and development of alternative suppliers for parts.

Going forward, as there are favorable trends for some commodities such as corn (which price in July was below the average price in second quarter 2003) and PET Resin (which price in July was 13.0% lower than the average in second quarter), we are confident that our efficiency will become more evident. In addition, we will keep working hard to: 1) achieve further reductions of prices of raw material, packaging and utilities through negotiation, development of new national and international suppliers and tolling operations; 2) reduce costs and increase yields though the launching of several multifunctional initiatives and projects such as the entrance in the “Mercado Livre de Energia” and some developments in Packaging Engineering ; 3) further increase process and packaging efficiency through growing focus on plant floor execution, enabling us to push labor costs down; and 4) further reduce fixed costs through centralization and development of suppliers. We believe these factors could generate additional savings for the company, justifying the revision in our commitment to reduce costs and expenses in 2003.

Depreciation per hl declined by 18.1% in the quarter yoy since we closed some production lines and soft drinks plants in 2002.

Total COGS for international operations declined by 13.1% yoy since Quinsa’s COGS fell.

Consolidated COGS reached R$982.3 million in the quarter, up 15.5% relative to the same period in 2002. Consolidated COGS per hl rose by 13.3%.

-----------------------------------------------------------------------------------------------------------------------------------
 Table 4 -- Cost Breakdown                                                                                             %
 R$/hl                                                                        2Q03*               2Q02*              Change
-----------------------------------------------------------------------------------------------------------------------------------
 Brazilian Operations
 Raw Material                                                                  14.5                11.1                30.0%
 Packaging                                                                     20.8                17.4                19.7%
 Labor                                                                          2.7                 2.8                -4.2%
 Depreciation                                                                   3.9                 4.7               -18.1%
 Other                                                                          8.1                 6.0                35.3%
Total - Brazilian Operations                                                   49.9                42.1                18.7%
 Cost of Goods Sold Excluding Depreciation (Brazil)                            46.1                37.3                23.4%
-----------------------------------------------------------------------------------------------------------------------------------
 International Operations                                                      58.1                71.2               -18.3%
 TOTAL - AmBev Consolidated                                                    50.7                44.8                13.3%
-----------------------------------------------------------------------------------------------------------------------------------
Values  may not add to  rounding.  COGS per hl for  international  operations  is based on our  proportional  consolidation  of  Quinsa
(including  Southco) and three months of volumes for Venezuela.  * The analysis of AmBev's  Brazilian  operations for 2Q03 and 2Q02, as well as of AmBev's consolidated financials for 2Q02 is based on pro-forma figures.

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 Table 5 -- Cost Breakdown                                                                                             %
 R$ millions                                                                 2Q03*              2Q02*              Change
-----------------------------------------------------------------------------------------------------------------------------------
 Brazilian Operations
 Raw Material                                                                 252.3               191.2                31.9%
 Packaging                                                                    363.7               299.5                21.4%
 Labor                                                                         47.3                48.7                -2.8%
 Depreciation                                                                  67.9                81.7               -16.9%
 Other                                                                        140.7               102.5                37.2%
Total - Brazilian Operations                                                  871.8               723.6                20.5%
 Cost of Goods Sold Excluding Depreciation (Brazil)                           804.0               641.9                25.2%
-----------------------------------------------------------------------------------------------------------------------------------
 International Operations                                                     110.4               127.1               -13.1%
 TOTAL -- AmBev Consolidated                                                  982.3               850.7                15.5%
-----------------------------------------------------------------------------------------------------------------------------------
Values  may not add to  rounding.  COGS per hl for  international  operations  are based on our  proportional  consolidation  of Quinsa
(including  Southco) and three months of volumes for Venezuela.  * The analysis of AmBev's  Brazilian  operations for 2Q03 and 2Q02, as well as of AmBev's consolidated financials for 2Q02 is based on pro-forma figures.

Commitment to Reduce Costs

As detailed previously, the increase in cash COGS for Brazilian operations in the quarter is almost fully explained by currency depreciation and inflationary pressures, given that efficiency gains (discussed above), were able to practically offset the impact of the increase in the price of the commodities and indirect costs. To be precise, in real terms, eliminating the impact of the currency depreciation and of the inflation, and adjusting for volumes and mix, our cash COGS would have increased by modest R$0.5 million yoy in real terms. Concerning our commitment to generate savings in real terms in 2003 versus 2002, as we decided to include the impact of the currency hedge (R$41.0 million) in our calculation of real savings for the second quarter, we come up with a real loss of R$41.5 million (R$41.0 million of the currency hedge plus the R$0.5 million).

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations were almost stable relative to the same period last year as the decline in selling expenses was offset by higher direct distribution and depreciation expenses.

Selling expenses totaled R$122.2 million, a 26.0% (R$42.9 million) reduction compared to the second quarter 2002. The decline in selling expenses is a consequence of: 1) the postponement of some expenses; 2) more efficient investments; 3) higher merchandising rebates from third-party distributors since sales volumes increased yoy; and, 4) other savings. General and administrative expenses increased 8.3% (or R$6.9 million) to R$89.4 million as a consequence of higher IT expenses and expenses with personnel, which were accompanied by a reduction in personnel expenses in the field.

Of the R$36.0 million decline in cash SG&A yoy, approximately R$27.0 million shall be expensed going forward. The balance – R$9.0 million – is the result of the company’s commitment to reduce cash SG&A in real terms during 2003. By adding the impact of inflation to this amount, the decline in SG&A expenses increases to R$35.1 million in real terms. As mentioned previously, its important to stress that real SG&A savings already exceeded our initial expectations due to better negotiation with suppliers, more efficient spend and a tight grip on expenses. Going forward the company does not anticipate significant savings on the SG&A front, as expenses that were postponed should take place and the comps become more difficult. As mentioned in our first quarter 2003 press release, SG&A savings were expected to be concentrated in the first half of the year.

Cash SG&A expenses for International Operations were 6.3% below the same period last year.

Depreciation and amortization for the Brazilian operations rose 14.7% to R$88.7 million due to the expansion of our direct distribution network and sub-zero cooler placement at strategically located and high volume points of sale.

Depreciation expenses for International Operations were 32.3% above the same period last year.

Consolidated SG&A reached R$520.2 million in the quarter, stable yoy.

Direct Distribution Expenses

Direct distribution for Brazilian operations accounted for 34.6% of total sales volume during the quarter, compared to 32.5% during the same period last year. Direct distribution expenses in Brazil were R$137.2 million in the quarter, or 18.6% above the year-ago quarter. The increase in direct distribution costs is explained by higher sales volume. Domestic direct distribution cost per hectoliter reached R$22.7 in the quarter, 9.7% above the R$20.7 per hectoliter registered in the second quarter 2002. The increase in direct distribution costs per hl is a function of higher sales to bars and restaurants, which present a higher distribution cost per hl relative to distribution to supermarkets, but are more profitable. In addition, costs were also negatively impacted by an increase in other costs such as diesel fuel.

Direct distribution cost for International Operations increased by 20.2% to R$10.3 million.

Consolidated direct distribution costs reached R$147.5 million in the quarter, up 18.7% relative to the same period in 2002 due to the factors discussed above.

Provision for Contingencies

Second quarter provisions for the Brazilian operations totaled R$26.8 million. This amount includes a R$14.9 million labor provision, R$6.1 million related to a dispute regarding whether financial income is subject to PIS/COFINS tax and other provisions. There were no provisions for International operations.

Other Operating Income, Net

Net other operating expenses for the Brazilian operations during the second quarter totaled R$151.7 million. This amount is primarily comprised of R$144.0 million related to foreign exchange variation on AmBev’s investments in international operations – Quinsa contributed R$112.2 million, while other international operations (Venezuela and AmBev’s malting plants) made up the difference — as the Brazilian currency appreciated during the quarter and R$49.4 million of goodwill amortization (Antarctica, Astra, Cympay, Salus, Quinsa and others). These negative effects were partially compensated by a R$38.6 million gain related to tax incentives realized by AmBev’s subsidiaries (mainly CBB). All other items amounted to a gain of R$3.1 million.

Net other operating expenses for International operations in the quarter reached R$1.4 million. Quinsa’s operation contributed a loss of R$2.3 million, while our operations based in Venezuela contributed a gain of R$0.9 million.

Financial Income and Financial Expenses

AmBev’s Brazilian foreign currency exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis (accrual basis is calculated using the terms of the contracts between the Company and the counterpart as the reference). Therefore, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the second quarter, the U.S. dollar coupon for securities maturing in 2008 decreased from 14.2% p.a. to 9.4% p.a. and the U.S. dollar coupon for securities maturing in 2004 decreased from 8.8% p.a. to 4.6% p.a., causing a significant gain in the market value of these securities. On June 30, 2003, as the market value of our hedge instruments was higher than their accrual value, we had to book the assets based on accrual basis rather than at market value. Had the company been able to reflect its assets at market value it would have realized a gain of R$96.3 million.

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Table 6 -- Breakdown of Net Financial Result
R$ millions                                                               2Q03*                 2Q02*
Financial income
      Financial income on cash and cash equivalents                         40,357                32,979
      Foreign exchange gains (losses) on assets                          (114,462)               240,070
      Swap and forward activities (*)                                       13,437               580,638
      Interest on taxes, contributions and deposits                         16,865                 7,601
      Other                                                                (6,923)                 5,106
      Total - Brazilian Operations                                        (50,726)               866,393

Financial expense
      Interest expense on local currency debt                               34,477                24,729
      Interest expense on foreign currency debt                             72,660                71,743
      Foreign exchange losses (gains) on debt                            (465,353)               759,528
      Bank charges                                                           1,942                 1,664
      Taxes on financial transactions                                       19,409                25,638
      Swap and forward activities                                          244,458                 9,946
      Other                                                                 24,792                44,493
      Total - Brazilian Operations                                        (67,616)               937,740

Net financial result - Brazilian Operations                                 16,890              (71,347)
--------------------------------------------------------------------------------------------------------------
Net financial result--International Operations                                8,035                   NA
--------------------------------------------------------------------------------------------------------------
Total AmBev Consolidated                                                    24,925                    NA
--------------------------------------------------------------------------------------------------------------
(*) Includes a provision  for an  adjustment  of the value of our hedge  instruments  from market to accrual basis -- R$96.3 MM.
    Values may not add to rounding. * The analysis of AmBev's Brazilian operations for 2Q03 and 2Q02 is based on pro-forma figures.

In the second quarter 2003, net financial income for the Brazilian operations totaled R$16.9 million, compared to a net financial expense of R$71.3 million in the same period last year. Net financial income for International operations reached R$8.0 million in the quarter.

Regarding our capital structure, we delivered on our commitment to enhance the Company’s investment grade credit profile by reducing debt. During this quarter, we amortized roughly R$269.0 million. On June 30, 2003 our net debt for the Brazilian operations was R$2,353.0 million, less than R$2,432.0 million reported on March 31st 2003.

Considering the Brazilian operations, average cost of local currency short and long-term debt was 13.1% and 8.2%, respectively, in Reais. Local currency debt remains composed principally of funding from the Brazilian development bank BNDES. Similarly, our average cost of short and long-term foreign currency debt was 7.5% and 9.6% in dollar terms, respectively. Foreign currency debt is comprised principally of the Senior Notes and the Syndicated Loan, both issued in 2001.

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Table 7 -- Debt Position - Brazilian Operations                             Local          Foreign Currency          Total
R$ millions                                                                Currency
-----------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt                                                                285.7               206.8                492.5
Long-Term Debt                                                                 700.3             2,546.1              3,246.5
Total                                                                          986.0             2,752.9              3,738.9
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Marketable Securities                                                                                        1,385.9
Net Debt                                                                                                              2,353.0

Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela in our balance sheet, consolidated net debt was R$2,626.6 million in the second quarter 2003. Short-term debt reached R$941.1 million and long-term debt reached R$3,289.3 million.

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Table 8 -- Debt Position - AmBev Consolidated                               Local          Foreign Currency          Total
R$ millions                                                                Currency
-----------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt                                                                285.7               655.4                941,1
Long-Term Debt                                                                 700.3             2,588.9              3,289.3
Total                                                                          986.0             3,244.4              4,230.4
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Marketable Securities                                                                                        1,603.8
Net Debt                                                                                                              2,626.6
-----------------------------------------------------------------------------------------------------------------------------------
Values may not add due to rounding.

Net Income

Net income for Brazilian operations during the quarter reached R$139.5 million, compared to R$382.4 million in second quarter 2002. Consolidated net income, which is the basis for the calculation of dividends, reached R$128.5 million in second quarter 2003 (first half 2003 consolidated net income is at R$637.5 million). Consolidated earnings per ADR (based on total numbers of shares minus shares not entitled to dividends) were US$0.11 (R$0.34) in the second quarter 2003. Consolidated net income was also affected by:

• Non-Operating Income/Expense

During the second quarter of 2003, consolidated non-operating expenses amounted to R$11.9 million, composed primarily of expenses related to the Quinsa restructuring process that amounted R$11.6 million.

• Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$79.7 million. At the full tax rate of 34%, second quarter income tax provision would have amounted to R$68.4 million. The provision for income tax was positively affected by: 1) a tax credit originated in one of AmBev’s subsidiaries (R$148.0 million); 2) the provision for interest on own capital (R$39.0 million); and a tax benefit associated with financed sales taxes which were forgiven by the government related to tax incentives (R$13.1 million). On the other hand, non-deductible losses generated in subsidiaries abroad amounted to negative R$205.4 million, and all other items amounted to an additional provision of R$5.9 million.

--------------------------------------------------------------------------------
Table 9 - Income Tax                                                       2Q03
R$ millions
--------------------------------------------------------------------------------
Net income before income tax , social contribution and minorities          201.2
Income tax and social contribution at nominal tax rate                    (68.4)
Tax credit in subsidiary                                                   148.0
Benefit on interest on own capital                                          39.0
Tax incentives                                                              13.1
Non-deductible losses generated in subsidiaries abroad                   (205.4)
Others                                                                     (5.9)
Total                                                                     (79.7)
--------------------------------------------------------------------------------
Values may not add due to rounding.

• Profit Sharing and Contributions

During this quarter, consolidated provision for AmBev’s Brazilian operations employee profit sharing amounted to positive R$2.5 million.

• Minority Interest

On a consolidated basis, minority interest was R$7.0 million in the second quarter of 2003 due to losses in subsidiaries abroad.

RECENT DEVELOPMENTS

Renewal of Buyback Program

On June 10, 2003, AmBev announced that its Board of Directors approved on June 9, 2003 the closing of its R$200.0 million buyback program of common and preferred shares announced on January 23, 2003 and renewed on April 22, 2003 for reaching the determined financial limit of R$200.0 million. The Board of Directors also approved a new share buyback program limited to R$200.0 million. The program is valid for another period of 90 days in accordance with CVM Instruction 10/80. Starting on that day, for a period of 90 days, AmBev may repurchase up to 244,909,395 common shares and 1,811,001,973 preferred shares.

Through the renewal of the share buyback program and, upon completion, through the frequent issuance of new buyback programs, AmBev keeps its policy of continuously enhancing shareholder value by combining an efficient use of its strong cash flow generation with a wise management of its capital structure, as evidenced by its investment grade rating in local currency. After investing in core activities that increase profits to shareholders, the Company also remains committed in returning cash to shareholders through share buybacks and dividends. In 2002, AmBev repurchased R$337 million worth of shares and dividends paid totaled R$335 million, evidencing the Company’s long-term strategy of returning excess cash to investors.

The program to issue put options for each class of shares of AmBev was also renewed in accordance with CVM Instructions 290/98 and 291/98, respecting the limits set for the overall program. In compliance with Article 2 of CVM Instruction 290/98, the volume of put options issued multiplied by their respective strike prices may not exceed 30% of the revenue and capital reserve balance sheet accounts. Also, this amount plus the aggregate amount of cash share repurchases is limited to R$200 million.

For more details please visit www.ambev-ir.com.

Minutes of the Meeting of the Board of Directors

On June 11, 2003, the majority of the members of the Board of Directors of Companhia de Bebidas das Américas, decided (i) to elect, with a 3-year mandate, the following members of the Consulting Committee: Mr. Ary Oswaldo Mattos Filho, Mr. José de Maio Pereira da Silva and Mr. Paulo Cezar Castello Branco Chaves de Aragão; (ii) to elect as President of the Consulting Committee Mr. Paulo Cezar Castello Branco Chaves de Aragão; and (iii) fix the annual global remuneration for the members of the Consulting Committee in up to R$500,000.00 (five hundred thousand reais).

For more details please visit www.ambev-ir.com.

Future Changes in the Management Team

On July 1 2003, AmBev announced that its Chief Executive Officer, Magim Rodriguez, was invited to join the Board of Directors next year (2004) as Vice-Chairman. Mr. Rodriguez will remain actively involved in key strategic and operational decisions, joining Victorio De Marchi and Marcel Telles on the Executive Committee.

From 2004 onwards, Carlos Alves de Brito, currently Director of Operations, and Juan Manuel Vergara Galvis, currently Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Beverages Director, will be in charge of Mr. Rodriguez’s day to day management activities as the new Chief Operating Officer for Brazilian Operations and Chief Operating Officer for International Operations, respectively. The CSD and Nanc Division will be managed by João M. Castro Neves, currently our IT Executive Officer.

For more details please visit www.ambev-ir.com.

2Q03 EARNINGS CONFERENCE CALL

Date & Time:    Wednesday, August 13th, 2003
                            11:00 am - US Eastern Time
                            12:00 pm - Sao Paulo Time

Numbers:        US/Canada Participants:                       (+1 973) 935-2403
                            International Participants:       (+1 973) 935-2403
                            Toll Free (Brazil):               (0800) 891-5046
                            Toll Free (UK):                   (0800) 068-9199
                            Conference Call ID:               4091673 or AmBev

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica — CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

       Tobias Stingelin                                Fernando Vichi
       (5511) 2122-1415                               (5511) 2122-1414
       acts@ambev.com.br                             acfgv@ambev.com.br

WWW.AMBEV-IR.COM

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AmBev - Segment Financial Information

                                                                       AmBev Brazil (Pro Forma)
                                                                                                                                                                        International                       AmBev
                                     Beer Brazil                  CSD & NANC Brazil                 Other Products                Total AmBev Brazil (1)                Operations (2)                  Consolidated (3)
                             2Q03       2Q02%         2Q03      2Q02%         2Q03       2Q02%        2Q03        2Q02%        2Q03       2Q02%         2Q03        2Q02%
Volumes (000 hl)              13,109      12,793       2.5%      4,348     4,411      -1.4%                                      17,457      17,204       1.5%     4,223      3,917       7.8%      21,680     21,121       2.7%

R$ million
Net Sales                    1,321.3     1,174.5      12.5%      301.2     264.8      13.7%       56.3       31.3     79.9%     1,678.7     1,470.7      14.1%     189.1      186.1       1.6%     1,867.8    1,656.7      12.7%
COGS                          (621.9)     (521.1)     19.3%     (213.0)   (193.3)     10.2%      (37.0)      (9.1)   305.0%      (871.9)     (723.5)     20.5%    (110.4)    (127.1)    -13.1%      (982.3)    (850.6)     15.5%
Gross Profit                   699.4       653.5       7.0%       88.1      71.5      23.2%       19.3       22.2    -12.8%       806.9       747.1       8.0%      78.6       59.0      33.3%       885.5      806.1       9.8%
SG&A                          (356.4)     (352.2)      1.2%      (80.5)    (80.4)      0.1%       (0.6)      (8.1)   -92.1%      (437.5)     (440.7)     -0.7%     (82.7)     (81.7)      1.2%      (520.2)    (522.4)     -0.4%
EBIT                           343.0       301.3      13.8%        7.6      (8.9)      n.m.       18.7       14.0     33.1%       369.3       306.5      20.5%      (4.1)     (22.7)    -82.1%       365.3      283.7      28.7%
Depr. & Amort.                (125.2)     (136.7)     -8.4%      (31.3)    (20.6)     52.5%        0.0       (1.8)  -100.0%      (156.5)     (159.0)     -1.6%     (29.1)     (29.0)      0.4%      (185.6)    (188.0)     -1.3%
EBITDA                         468.2       438.0       6.9%       39.0      11.7     233.8%       18.7       15.8     18.3%       525.9       465.5      13.0%      25.0        6.3     299.6%       550.9      471.7      16.8%
% of Total EBITDA              85.0%       92.8%                  7.1%      2.5%                  3.4%       3.3%                 95.5%       98.7%                 4.5%       1.3%

% of Net Sales
Net Sales                     100.0%      100.0%                100.0%    100.0%                100.0%     100.0%                100.0%      100.0%               100.0%     100.0%                 100.0%     100.0%
COGS                          -47.1%      -44.4%                -70.7%    -73.0%                -65.7%     -29.2%                -51.9%      -49.2%               -58.4%     -68.3%                 -52.6%     -51.3%
Gross Profit                   52.9%       55.6%                 29.3%     27.0%                 34.3%      70.8%                 48.1%       50.8%                41.6%      31.7%                  47.4%      48.7%
SG&A                          -27.0%      -30.0%                -26.7%    -30.3%                 -1.1%     -26.0%                -26.1%      -30.0%               -43.7%     -43.9%                 -27.9%     -31.5%
EBIT                           26.0%       25.7%                  2.5%     -3.4%                 33.2%      44.9%                 22.0%       20.8%                -2.1%     -12.2%                  19.6%      17.1%
Depr. & Amort.                 -9.5%      -11.6%                -10.4%     -7.8%                  0.0%      -5.6%                 -9.3%      -10.8%               -15.4%     -15.6%                  -9.9%     -11.3%
EBITDA                         35.4%       37.3%                 12.9%      4.4%                 33.2%      50.5%                 31.3%       31.6%                13.2%       3.4%                  29.5%      28.5%

Per Hectoliter (R$/hl)
Net Sales                      100.8        91.8       9.8%       69.3      60.0      15.4%                                        96.2        85.5      12.5%      99.5      104.3      -4.5%        96.5       87.2      10.6%
COGS                           (47.4)      (40.7)     16.5%      (49.0)    (43.8)     11.8%                                       (49.9)      (42.1)     18.8%     (58.1)     (71.2)    -18.3%       (50.7)     (44.8)     13.3%
Gross Profit                    53.4        51.1       4.5%       20.3      16.2      25.0%                                        46.2        43.4       6.4%      41.4       33.1      25.2%        45.7       42.5       7.8%
SG&A                           (27.2)      (27.5)     -1.2%      (18.5)    (18.2)      1.6%                                       (25.1)      (25.6)     -2.2%     (43.5)     (45.8)     -5.0%       (26.9)     (27.5)     -2.3%
EBIT                            26.2        23.6      11.1%        1.8      (2.0)      n.m.                                        21.2        17.8      18.8%      (2.1)     (12.7)    -83.2%        18.9       14.9      26.3%
Depr. & Amort.                  (9.5)      (10.7)    -10.6%       (7.2)     (4.7)     54.7%                                        (9.0)       (9.2)     -3.0%     (15.3)     (16.2)     -5.7%        (9.6)      (9.9)     -3.1%
EBITDA                          35.7        34.2       4.3%        9.0       2.6     238.6%                                        30.1        27.1      11.3%      13.2        3.5     275.5%        28.5       24.8      14.6%
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Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil are pro forma for 2Q02 and 2Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela. Numbers for 2Q02 are pro forma.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations. Figures for 2Q02 are pro forma.

---------------------------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                                       --------------------------------------------------------------------------------------------------------
                                                                           AmBev Brazil                                    AmBev Consolidated
                                                       --------------------------------------------------------------------------------------------------------
Corporate Law                                              Pro Forma          Pro Forma           %              2Q03             Pro Forma            %
R$ 000                                                        2Q03              2Q02                                                2Q02

Net Sales                                                       1,678,732         1,470,663         14.1%          1,867,792           1,656,742         12.7%
Cost of Goods Sold                                               (871,863)         (723,515)        20.5%           (982,305)           (850,596)        15.5%
Gross Profit                                                      806,869           747,148          8.0%            885,488             806,146          9.8%
Gross Margin (%)                                                    48.1%             50.8%                            47.4%               48.7%

   Selling Expenses                                              (122,219)         (165,162)       -26.0%           (167,635)           (212,867)       -21.2%
      % of sales                                                     7.3%             11.2%                             9.0%               12.8%
   Direct Distribution Expenses                                  (137,215)         (115,666)        18.6%           (147,503)           (124,229)        18.7%
      % of sales                                                     8.2%              7.9%                             7.9%                7.5%
   General & Administrative                                       (89,437)          (82,548)         8.3%           (103,258)            (98,045)         5.3%
      % of sales                                                     5.3%              5.6%                             5.5%                5.9%
   Depreciation & Amortization                                    (88,663)          (77,314)        14.7%           (101,849)            (87,282)        16.7%
Total SG&A                                                       (437,534)         (440,690)        -0.7%           (520,246)           (522,422)        -0.4%
      % of sales                                                    26.1%             30.0%                            27.9%               31.5%

EBIT                                                              369,335           306,458         20.5%            365,242             283,725         28.7%
      % of sales                                                    22.0%             20.8%          5.6%              19.6%               17.1%         14.2%

Provisions, Net                                                   (26,792)           (2,225)      1104.0%            (26,792)
Other Operating (Expense)                                        (151,655)           91,012          n.m.           (153,103)
Equity Income                                                           0               106       -100.0%                298
   Interest Expense                                                67,616          (937,740)         n.m.             53,552
   Interest Income                                                (50,726)          866,393          n.m.            (28,627)
Net Interest Income (Expense)                                      16,890           (71,347)         n.m.             24,925
Non-Operating Income (Expense)                                       (819)          (47,780)       -98.3%            (11,891)
Income Before Taxes                                               206,959           276,224        -25.1%            198,679
Provision for Income Tax/Social Contrib.                          (79,750)           96,709          n.m.            (79,676)
Profit Sharing & Bonuses                                            2,511            (8,766)         n.m.              2,511
Minority Interest                                                   9,820            18,203        -46.0%              6,994

Net Income                                                        139,541           382,369        -63.5%            128,508
      % of sales                                                     8.3%             26.0%                             6.9%

Depreciation and Amortization                                     156,529           159,004         -1.6%            185,631             188,004         -1.3%
EBITDA                                                            525,864           465,462         13.0%            550,874             471,729         16.8%
      % of sales                                                    31.3%             31.6%                            29.5%               28.5%
---------------------------------------------------------------------------------------------------------------------------------------------------------------
Notes: Figures for AmBev Brazil are pro forma for 2Q02 and 2Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 2Q02.

---------------------------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT

                                                                            AmBev Brazil                                   AmBev Consolidated
Corporate Law                                              Pro Forma          Pro Forma           %              1H03             Pro Forma            %
R$ 000                                                        1H03              1H02                                                1H02

Net Sales                                                       3,455,301         3,039,913         13.7%          3,852,985           3,440,640         12.0%
Cost of Goods Sold                                             (1,745,651)       (1,493,857)        16.9%         (1,965,251)         (1,743,832)        12.7%
Gross Profit                                                    1,709,650         1,546,056         10.6%          1,887,734           1,696,809         11.3%
Gross Margin (%)                                                    49.5%             50.9%                            49.0%               49.3%

   Selling Expenses                                              (244,461)         (347,787)       -29.7%           (334,447)           (442,782)       -24.5%
      % of sales                                                     7.1%             11.4%                             8.7%               12.9%
   Direct Distribution Expenses                                  (268,583)         (227,678)        18.0%           (290,493)           (247,812)        17.2%
      % of sales                                                     7.8%              7.5%                             7.5%                7.2%
   General & Administrative                                      (171,012)         (167,948)         1.8%           (202,255)           (200,133)         1.1%
      % of sales                                                     4.9%              5.5%                             5.2%                5.8%
   Depreciation & Amortization                                   (171,400)         (140,040)        22.4%           (196,558)           (157,714)        24.6%
Total SG&A                                                       (855,455)         (883,453)        -3.2%         (1,023,752)         (1,048,441)        -2.4%
      % of sales                                                    24.8%             29.1%                            26.6%               30.5%

EBIT                                                              854,195           662,602         28.9%            863,982             648,368         33.3%
      % of sales                                                    24.7%             21.8%                            22.4%               18.8%

Provisions, Net                                                   (45,097)          (42,256)         6.7%            (52,797)
Other Operating (Expense)                                        (228,670)           90,108          n.m.           (208,376)
Equity Income                                                           0               106       -100.0%             (1,526)
   Interest Expense                                                29,432        (1,105,456)         n.m.              3,567
   Interest Income                                                345,215           975,087        -64.6%            402,537
Net Interest Income (Expense)                                     374,648          (130,369)         n.m.            406,105
Non-Operating Income (Expense)                                    (17,132)          (51,995)       -67.1%            (28,311)
Income Before Taxes                                               937,944           528,195         77.6%            979,076
Provision for Income Tax/Social Contrib.                         (326,034)          129,145          n.m.           (332,052)
Profit Sharing & Bonuses                                           (8,520)          (33,736)       -74.7%             (8,520)
Minority Interest                                                   3,707            40,622        -90.9%             (1,033)

Net Income                                                        607,096           664,226         -8.6%            637,471
      % of sales                                                    17.6%             21.9%                            16.5%

Depreciation and Amortization                                     308,844           312,356         -1.1%            364,010             360,533          1.0%
EBITDA                                                          1,163,038           974,958         19.3%          1,227,992           1,008,901         21.7%
      % of sales                                                    33.7%             32.1%                            31.9%               29.3%
---------------------------------------------------------------------------------------------------------------------------------------------------------------
Notes: Figures for AmBev Brazil are pro forma for 1H02 and 1H03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 1H02.

----------------------------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
                                                                  ----------------------------------------------------------------------------------------------
                                                                                 AmBev Brazil                                       AmBev
Corporate Law                                                            Pro Forma              Pro Forma             Consolidated
R$000                                                                    Jun 2003                Mar 2003               Jun 2003                Mar 2003

ASSETS
Cash                                                                            1,243,375              1,379,797               1,298,918              1,601,911
Marketable Securities                                                             142,565                459,971                 304,869                459,971
Accounts Receivable                                                               289,039                341,350                 321,188                395,919
Inventory                                                                         734,619                828,446                 827,240                952,790
Associated                                                                              -                      -                       -                      -
Recoverable Taxes                                                                 444,776                498,229                 461,755                513,415
Accounts in Advance                                                                10,046                  6,468                  11,046                 13,492
Prepaid Expenses                                                                  106,064                 56,801                 106,985                 66,830
Dividend Receivable                                                                     -                      -                       -                      -
Other                                                                             230,071                197,407                 250,301                211,090
                                                                  ----------------------------------------------------------------------------------------------
Total Current Assets                                                            3,200,556              3,768,470               3,582,302              4,215,419

Recoverable Taxes                                                               1,974,413              1,843,632               2,044,523              1,906,414
Receivable from Employees/Financed Shares                                         255,110                342,824                 255,110                342,824
Deposits/Other                                                                    616,745                556,757                 639,066                582,537
                                                                  ----------------------------------------------------------------------------------------------
Total Long-Term Assets                                                          2,846,269              2,743,212               2,938,699              2,831,775

Investments                                                                     2,163,011              2,304,507               1,735,203              1,856,908
Property, Plant & Equipment                                                     2,843,679              2,860,499               3,591,253              3,691,412
Deferred                                                                           69,707                 74,793                 102,789                110,333
                                                                  ----------------------------------------------------------------------------------------------
Total Permanent Assets                                                          5,076,397              5,239,799               5,429,244              5,658,654

                                                                  ----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   11,123,222             11,751,481              11,950,246             12,705,848
                                                                  ==============================================================================================

LIABILITIES
Short-Term Debt                                                                   492,482                553,155                 941,106              1,031,007
Accounts Payable                                                                  332,265                525,364                 424,943                655,548
Sales & Other Taxes Payable                                                       420,696                414,027                 429,295                424,225
Dividend Payable                                                                  230,122                118,888                 233,865                119,399
Salaries & Profit Sharing Payable                                                 101,040                 88,076                 105,035                 91,522
Income Tax, Social Contribution, & Other                                          396,272                189,142                 429,369                234,102
Other                                                                             103,576                171,153                 122,283                183,013
                                                                  ----------------------------------------------------------------------------------------------
Total Current Liabilities                                                       2,076,453              2,059,806               2,685,897              2,738,815

Long-Term Debt                                                                  3,246,468              3,718,616               3,289,262              3,788,041
Accounts Payable                                                                        -                      -                       -                      -
Income Tax & Social Contribution                                                   22,452                 22,453                  25,071                 25,308
Deferred Sales Tax (ICMS)                                                         277,447                291,770                 277,447                291,770
Provision for Contingencies                                                     1,036,078              1,006,946               1,127,278              1,097,104
Pension Funds Provision                                                            50,988                 52,335                  50,988                 52,335
Other                                                                               7,007                 13,711                  21,638                 30,177
                                                                  ----------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                                     4,640,441              5,105,832               4,791,684              5,284,735

TOTAL LIABILITIES                                                               6,716,894              7,165,638               7,477,581              8,023,551

MINORITY INTEREST                                                                  69,272                 85,465                 101,207                128,360

Paid in Capital                                                                 3,118,277              3,039,493               3,124,059              3,046,244
Reserves and Treasury shares                                                      779,633              1,091,400                 833,125              1,107,426
Retained Earnings                                                                 439,146                369,485                 414,274                400,267
                                                                  ----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                            4,337,056              4,500,378               4,371,458              4,553,937

                                                                  ----------------------------------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                       11,123,222             11,751,481              11,950,245             12,705,848
----------------------------------------------------------------------------------------------------------------------------------------------------------------
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

-----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                                AmBev
                                                                                         Consolidated
R$ 000                                                                                           2Q03
-----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                                                    128,509
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization                                                                 185,631
Contingencies and liabilites associated with                                                        -
tax disputes, including interest                                                               26,792
Financial charges on contingencies                                                              8,080
(Gain) loss on disposal of PP&E, net                                                           11,456
Financial charges on stock option plan                                                         (5,708)
Financial charges on taxes and contributions                                                  (10,060)
Equity income                                                                                    (298)
Financial charges on long-term debt                                                          (338,289)
Provision for losses in inventory and other assets                                                  -
Deferred income tax (benefit) expense                                                        (141,515)
Foreign exchange holding effect on assets abroad                                              105,621
Unrealized gains (losses) on derivatives transactions                                         271,438
Gains on participation on related companies                                                    (5,819)
Amortization of goodwill                                                                       59,825
Minority interest                                                                              (6,994)
(Increase) decrease in assets
Trade accounts receivable                                                                      63,462
Sales taxes recoverable                                                                        64,785
Inventories                                                                                    84,384
Prepaid expenses                                                                              (45,809)
Receivables and other                                                                        (109,156)
(Decrease) increase in liabilites
Suppliers                                                                                    (187,348)
Payroll, profit sharing and related charges                                                    14,224
Income tax, social contribution, and other taxes payable                                      210,378
Cash used for contingencies and legal proceedings                                              (3,393)
Other                                                                                         (79,681)
                                                                                ---------------------

Net Cash Provided by Operating Activities                                                     300,516

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment                                           5,919
Marketable securities withdrawn                                                               154,072
Investments in afffiliated companies                                                          (28,856)
Property, plant and equipment                                                                (168,635)
Payment for deferred asset                                                                    (42,525)
                                                                                ---------------------

Net Cash Provided (Used) in Investing Activities                                              (80,025)

Cash Flows from Financing Activites
Advances to employees for purchase of shares                                                   93,392
Dividends, interest distribution and capital decrease paid                                     (6,619)
Repurchase of shares in treasury                                                             (197,130)
Increase in debt                                                                              127,327
Payment of debt                                                                              (269,016)
Increase in paid-in capital                                                                         -
                                                                                ---------------------

Net Cash Provided (Used) in Financing Activities                                             (252,046)

Forex variations and unrealized gain on cash equivalents,
marketable securities and swaps                                                              (271,438)

Subtotal                                                                                     (302,993)
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of period                                              1,601,911
Cash and cash equivalents, end of period                                                    1,298,918
Net increase in cash and cash equivalents                                                    (302,993)
-----------------------------------------------------------------------------------------------------
Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.